UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)
_________________________________________________________________
(Translation of Registrant’s Name Into English)

México
_________________________________________________________________
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México
_________________________________________________________________
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Annual Shareholders’ Meeting approves Ps. 1,200 million capital reduction and changes in the board of directors

Monterrey, Mexico, April 16, 2013—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced that its Annual Shareholders’ Meeting today approved the proposal to pay shareholders a capital reduction of Ps. 1,200 million, and appointed Diego Quintana Kawage as the chairman of the board of directors, among other decisions.

José Luis Guerrero Álvarez, the outgoing chairman, will continue to serve on the board. In addition, Elsa Beatriz García Bojorges, Ricardo Gutierrez Muñoz, and Carlos Guzmán Bofill were elected to the board. They replace Aaron Dychter Poltolarek, Fernando Flores Pérez, and Cristina Gil White, who resigned from the board because of other professional commitments.

The new board of directors is made up of the following:

BOARD OF DIRECTORS Director	Position
Diego Quintana Kawage (*)	Chairman and Director
Alonso Quintana Kawage (*)	Director
Jacques Follain (*)	Director
Loïc Briand (*)	Alternate Director for Jacques Follain
José Luis Guerrero Álvarez	Director
Luis Fernando Zárate Rocha	Director
Sergio Fernando Montaño León	Director
Elsa Beatriz García Bojorges	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Luis Guillermo Zazueta Domínguez	Independent Director
Ricardo Gutiérrez Muñoz	Independent Director
Carlos Guzmán Bofill	Independent Director
* Designated by the Series BB shareholders

The Shareholders’ Meeting also approved the designation of Elsa Beatriz García Bojorges as Chairman of the Audit Committee and Alberto Felipe Mulás Alonso as Chair of the Corporate Practices, Finance, Planning, and Sustainability Committee.

The capital reimbursement to shareholders will be paid in five installments. A first extraordinary payment of Ps. 400 million, or Ps. 1.00 per share, will be paid no later than June 28, 2013, against delivery of coupon 24. The remaining Ps. 800 million will be paid in four quarterly installments of Ps. 200 million (Ps. 0.50 per share) on or before the following dates: July 31, 2013, against delivery of coupon 25; October 31, 2013, against delivery of coupon 26; January 31, 2014, against delivery of coupon 27, and April 30, 2014, against delivery of coupon 28.

The Shareholders’ Meeting expressed its appreciation of the leadership of José Luis Guerrero Álvarez, as well as the services of Aaron Dychter Poltolarek, Fernando Flores Pérez, and Cristina Gil White on the board.

The translation of the complete text of the resolutions approved by the Annual Shareholders’ Meeting are available on the Investor Relations page of OMA’s website (http://ir.oma.aero).

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 18, 2013